Exhibit 99

NEWS For Immediate Release
April 20, 2000                               For Further Information Contact:
                                             Edward M. George
                                             President & CEO (304) 234-9208

                                             Nasdaq Trading Symbol: WBSC

WesBanco, Inc. President & CEO, Edward M. George, today announced that WesBanco is nearing completion of the acquisition of one million shares of its stock, which were authorized by the WesBanco Board of Directors on May 19, 1999. A portion of the shares repurchased were used to complete the acquisition of the Heritage Bank of Harrison County, Inc., Clarksburg, West Virginia, and for the shareholder dividend reinvestment plan.

In connection with the completion of the previous stock repurchase program, the Board of Directors has approved a plan, effective immediately, to repurchase up to 1,000,000 additional shares of WesBanco common stock on the open market. The timing, price and quantity of purchases will be at the discretion of the Corporation and the program may be discontinued or suspended at any time.

The WesBanco Board believes that the stock repurchase program presents an attractive opportunity for the Corporation at this time. The shares will be available for general corporate purposes.

WesBanco, Inc. has assets of $2.2 billion and operates 60 offices in West Virginia and Ohio.